Thomson Reuters First Quarter Report 2025

Unaudited Consolidated Financial Statements EXHIBIT 99.2

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	Notes	2025	2024
CONTINUING OPERATIONS
Revenues	2	1,900	1,885
Operating expenses	5	(1,108)	(1,081)
Depreciation		(27)	(28)
Amortization of computer software		(174)	(153)
Amortization of other identifiable intangible assets		(25)	(25)
Other operating losses, net	6	(3)	(41)
Operating profit		563	557
Finance costs, net:
Net interest expense	7	(30)	(40)
Other finance (costs) income	7	(10)	22
Income before tax and equity method investments		523	539
Share of post-tax losses in equity method investments	8	(6)	(8)
Tax expense	9	(92)	(67)
Earnings from continuing operations		425	464
Earnings from discontinued operations, net of tax		9	14
Net earnings		434	478
Earnings (loss) attributable to:
Common shareholders		434	481
Non-controlling interests		-	(3)

Earnings per share:	10
Basic and diluted earnings per share:
From continuing operations		$0.94	$1.03
From discontinued operations		0.02	0.03
Basic and diluted earnings per share		$0.96	$1.06

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters First Quarter Report 2025

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended March 31,
(millions of U.S. dollars)	Notes	2025	2024
Net earnings		434	478

Other comprehensive income (loss):
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to net earnings	7	3	30
Cash flow hedges adjustments to equity		(5)	(21)
Related tax benefit on cash flow hedges adjustments to equity		1	-
Foreign currency translation adjustments to equity		102	(71)
		101	(62)
Items that will not be reclassified to net earnings:
Fair value adjustments on financial assets	11	(6)	1
Related tax benefit on fair value adjustments on financial assets		1	-
Remeasurement on defined benefit pension plans		8	17
Related tax expense on remeasurement on defined benefit pension plans		(2)	(4)
		1	14
Other comprehensive income (loss)		102	(48)
Total comprehensive income		536	430

Comprehensive income (loss) for the period attributable to:
Common shareholders:
Continuing operations		527	424
Discontinued operations		9	14
Non-controlling interests		-	(8)
Total comprehensive income		536	430

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters First Quarter Report 2025

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		March 31,	December 31,
(millions of U.S. dollars)	Notes	2025	2024
Cash and cash equivalents	11	1,371	1,968
Trade and other receivables		1,055	1,087
Other financial assets	11	35	35
Prepaid expenses and other current assets		428	400
Current assets		2,889	3,490
Property and equipment, net		375	386
Computer software, net		1,641	1,453
Other identifiable intangible assets, net		3,151	3,134
Goodwill		7,719	7,262
Equity method investments	8	269	269
Other financial assets	11	452	442
Other non-current assets	12	615	625
Deferred tax		1,367	1,376
Total assets		18,478	18,437

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	11	973	973
Payables, accruals and provisions	13	878	1,091
Current tax liabilities		177	197
Deferred revenue		1,016	1,062
Other financial liabilities	11	115	113
Current liabilities		3,159	3,436
Long-term indebtedness	11	1,840	1,847
Provisions and other non-current liabilities	14	665	675
Other financial liabilities	11	215	232
Deferred tax		303	241
Total liabilities		6,182	6,431
Equity
Capital	15	3,520	3,498
Retained earnings		9,871	9,699
Accumulated other comprehensive loss		(1,095)	(1,191)
Total equity		12,296	12,006
Total liabilities and equity		18,478	18,437
Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters First Quarter Report 2025

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended March 31,
(millions of U.S. dollars)	Notes	2025	2024
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		425	464
Adjustments for:
Depreciation		27	28
Amortization of computer software		174	153
Amortization of other identifiable intangible assets		25	25
Share of post-tax losses in equity method investments	8	6	8
Deferred tax		19	(150)
Other	16	64	48
Changes in working capital and other items	16	(293)	(143)
Operating cash flows from continuing operations		447	433
Operating cash flows from discontinued operations		(2)	(1)
Net cash provided by operating activities		445	432
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	17	(606)	(448)
Payments related to disposals of businesses and investments		-	(4)
Proceeds from sales of LSEG shares	8	-	1,244
Capital expenditures		(151)	(145)
Other investing activities		1	-
Taxes paid on sales of LSEG shares and disposals of businesses		-	(16)
Net cash (used in) provided by investing activities		(756)	631
FINANCING ACTIVITIES
Repayments of debt		-	(48)
Net borrowings under short-term loan facilities	11	-	564
Payments of lease principal		(17)	(15)
Repurchases of common shares	15	-	(352)
Dividends paid on preference shares		(1)	(1)
Dividends paid on common shares	15	(259)	(237)
Purchase of non-controlling interests	17	-	(380)
Other financing activities		(11)	(1)
Net cash used in financing activities		(288)	(470)
Translation adjustments		2	(2)
(Decrease) increase in cash and cash equivalents		(597)	591
Cash and cash equivalents at beginning of period		1,968	1,298
Cash and cash equivalents at end of period		1,371	1,889
Supplemental cash flow information is provided in note 16.
Interest paid, net of debt related hedges	7	(18)	(25)
Interest received	7	19	13
Income taxes paid	16	(108)	(113)

Interest received and interest paid are reflected as operating cash flows.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters First Quarter Report 2025

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Shareholders' equity	Non- controlling interests	Total equity
Balance, December 31, 2024	2,067	1,431	3,498	9,699	19	(1,210)	(1,191)	12,006	-	12,006
Net earnings	-	-	-	434	-	-	-	434	-	434
Other comprehensive income (loss)	-	-	-	6	(6)	102	96	102	-	102
Total comprehensive income (loss)	-	-	-	440	(6)	102	96	536	-	536
Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)	-	(1)
Dividends declared on common shares	-	-	-	(267)	-	-	-	(267)	-	(267)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	8	-	8	-	-	-	-	8	-	8
Stock compensation plans	64	(50)	14	-	-	-	-	14	-	14
Balance, March 31, 2025	2,139	1,381	3,520	9,871	13	(1,108)	(1,095)	12,296	-	12,296

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain on financial instruments	Foreign currency translation adjustments	AOCL	Shareholders' equity	Non- controlling interests (see note 17)	Total equity
Balance, December 31, 2023	1,901	1,504	3,405	8,680	21	(1,042)	(1,021)	11,064	-	11,064
Net earnings	-	-	-	481	-	-	-	481	(3)	478
Other comprehensive income (loss)	-	-	-	13	10	(66)	(56)	(43)	(5)	(48)
Total comprehensive income (loss)	-	-	-	494	10	(66)	(56)	438	(8)	430
Non-controlling interests on acquisition of subsidiaries	-	-	-	-	-	-	-	-	388	388
Purchase of non-controlling interests	-	-	-	-	-	-	-	-	(380)	(380)
Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)	-	(1)
Dividends declared on common shares	-	-	-	(244)	-	-	-	(244)	-	(244)
Shares issued under DRIP	7	-	7	-	-	-	-	7	-	7
Repurchases of common shares (see note 15)	(5)	-	(5)	(217)	-	-	-	(222)	-	(222)
Stock compensation plans	89	(96)	(7)	-	-	-	-	(7)	-	(7)
Balance, March 31, 2024	1,992	1,408	3,400	8,712	31	(1,108)	(1,077)	11,035	-	11,035

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters First Quarter Report 2025

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and on the U.S. stock exchange, Nasdaq Global Select Market (“Nasdaq”), under the ticker symbol “TRI”, and its Series II preference shares are listed on the TSX.

Unless otherwise indicated or the context otherwise requires, references in these consolidated financial statements to the “Company” and “Thomson Reuters” are to Thomson Reuters Corporation and its subsidiaries.

The Company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news.

These unaudited interim consolidated financial statements (“interim financial statements”) were approved by the Audit Committee of the Board of Directors of the Company on April 30, 2025.

Basis of preparation

The interim financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2024, except as described below. The interim financial statements comply with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 2 of the consolidated financial statements for the year ended December 31, 2024.

The Company continues to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth, and an evolving interest rate and inflationary backdrop, among other factors. While the Company is closely monitoring these conditions to assess potential impacts on its businesses, some of management’s estimates and judgments may be more variable and may change materially in the future due to the significant uncertainty created by these circumstances.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2024, which are included in the Company’s 2024 annual report.

References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars, references to “£” are to British pounds sterling and references to SEK are to Swedish Kronor.

Changes in accounting policies

IAS 21, The Effect of Changes in Foreign Exchange Rates

In August 2023, the IASB issued amendments to IAS 21, which provide guidance on the determination of an exchange rate to translate transactions and financial statements denominated or presented in a currency that is not exchangeable into another currency. The amendments were effective for reporting periods beginning January 1, 2025 and did not have a material impact on the Company’s financial statements.

Thomson Reuters First Quarter Report 2025

Recent accounting pronouncements

IFRS 18, Presentation and Disclosure in Financial Statements and associated amendments to IAS 7, Statement of Cash Flows

In April 2024, the IASB issued IFRS 18 and amendments to IAS 7. IFRS 18 will replace IAS 1, Presentation of Financial Statements. Both IFRS 18 and amendments to IAS 7 are effective for reporting periods beginning January 1, 2027.

IFRS 18 will change the presentation of the Company’s financial statements and add new disclosure requirements. Specifically, the new standard requires:

•
The consolidated income statement to be structured according to operating, investing and financing categories, and include additional subtotals for “Operating Profit” and “Profit Before Financing and Income Taxes”;
•
Management-defined performance measurements (“MPM's”), which represent certain of the Company’s non-IFRS measures, to be identified, defined, and have an explanation why each one is useful. Each MPM must be reconciled to the most directly comparable IFRS subtotal. All disclosures related to MPM’s must be disclosed in a single footnote within the consolidated financial statements; and
•
The application of enhanced guidance related to the grouping of financial information associated with amounts presented within the financial statements, otherwise known as aggregation or disaggregation.

The amendments to IAS 7 were issued to align the presentation of the statement of cash flows, as prepared under the indirect method, to the changes prescribed to the income statement under IFRS 18.

Both IFRS 18 and the amendments to IAS 7 are disclosure related and do not impact the Company’s results of operations, financial condition, or cash flows. The Company is assessing the impact of these pronouncements on its disclosures.

Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures. The amendments introduce:

•
An election permitting derecognition of financial liabilities that are settled through an electronic payment system before the actual settlement date, if certain conditions are met; and
•
Expanded disclosures for (a) investments in equity instruments and (b) financial liabilities that have features unrelated to basic lending risks, such as achieving sustainability targets, that could affect the cash flows of those liabilities.

The amendments are effective for reporting periods beginning on January 1, 2026. The Company is assessing the impact of the amendments on its financial statements and its disclosures.

Other pronouncements issued by the IASB and International Financial Reporting Interpretations Committee (“IFRIC”) are not applicable or consequential to the Company.

Note 2: Revenues

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconcile them to reportable segments (see note 3).

Revenues by type (millions of U.S. dollars)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations / Rounding		Total
Three months ended March 31,	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Recurring	675	698	400	370	207	199	175	164	-	-	(6)	(5)	1,451	1,426
Transactions	18	23	141	137	153	129	21	46	-	-	-	-	333	335
Global Print	-	-	-	-	-	-	-	-	116	124	-	-	116	124
Total	693	721	541	507	360	328	196	210	116	124	(6)	(5)	1,900	1,885

Thomson Reuters First Quarter Report 2025

Revenues by geography(1) (millions of U.S. dollars)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations / Rounding		Total
Three months ended March 31,	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
U.S.	546	586	415	391	295	265	41	62	92	95	(6)	(5)	1,383	1,394
Canada (country of domicile)	27	23	5	5	12	13	1	1	7	10	-	-	52	52
Other	8	7	23	26	41	38	2	2	3	3	-	-	77	76
Americas (North America, Latin America, South America)	581	616	443	422	348	316	44	65	102	108	(6)	(5)	1,512	1,522

U.K.	72	66	38	34	6	7	110	105	8	9	-	-	234	221
Other	11	10	41	35	2	1	29	28	1	1	-	-	84	75
EMEA (Europe, Middle East and Africa)	83	76	79	69	8	8	139	133	9	10	-	-	318	296

Asia Pacific	29	29	19	16	4	4	13	12	5	6	-	-	70	67
Total	693	721	541	507	360	328	196	210	116	124	(6)	(5)	1,900	1,885

(1) Revenues by geography are based on the location of the customer. Revenues from the Reuters News agreement with the Data &

Analytics business of London Stock Exchange Group (“LSEG”), the Company’s largest customer, are included in the U.K.

Note 3: Segment Information

The Company is organized as five reportable segments, reflecting how the businesses are managed. The segments offer products and services to target customers as described below.

Legal Professionals

Serves law firms and governments with research and workflow products powered by leading-edge technologies, including generative AI, focusing on intuitive legal research and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

Serves corporations, ranging from small businesses to multinational organizations, including the seven largest global accounting firms, with the Company’s full suite of content-driven products, powered by leading-edge technologies, including generative AI, and integrated compliance workflow solutions to help them achieve their business outcomes.

Tax & Accounting Professionals

Serves tax, audit and accounting firms (other than the seven largest, which are served by the Corporates segment) with research and workflow products powered by leading-edge technologies, including generative AI.

Reuters News

Supplies business, financial and global news and data to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial firms exclusively via LSEG products.

Global Print

Provides legal and tax information primarily in print format to customers around the world and provides commercial printing services to a wide range of book publishers.

The Company also reports “Corporate costs”, which includes expenses for corporate functions and does not qualify as a reportable segment.

Thomson Reuters First Quarter Report 2025

Information by segment and reconciliations to the consolidated income statement are set forth below:

	Three months ended March 31,
(millions of U.S. dollars)	2025	2024
Revenues
Legal Professionals	693	721
Corporates	541	507
Tax & Accounting Professionals	360	328
Reuters News	196	210
Global Print	116	124
Eliminations/Rounding	(6)	(5)
Revenues	1,900	1,885

Adjusted EBITDA
Legal Professionals	336	342
Corporates	213	193
Tax & Accounting Professionals	210	181
Reuters News	39	60
Global Print	44	47
Total reportable segments adjusted EBITDA	842	823
Corporate costs	(33)	(17)
Fair value adjustments(1)	(17)	(2)
Depreciation	(27)	(28)
Amortization of computer software	(174)	(153)
Amortization of other identifiable intangible assets	(25)	(25)
Other operating losses, net	(3)	(41)
Operating profit	563	557
Net interest expense	(30)	(40)
Other finance (costs) income	(10)	22
Share of post-tax losses in equity method investments	(6)	(8)
Tax expense	(92)	(67)
Earnings from continuing operations	425	464

(1)
Includes acquired deferred revenue of $10 million and $4 million in the three months ended March 31, 2025 and 2024, respectively.

Reuters News revenues included $6 million and $5 million in the three months ended March 31, 2025 and 2024, respectively, primarily from content-related services that it provided to the Legal Professionals, Corporates and Tax & Accounting Professionals segments.

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. The profitability measure is defined below and may not be comparable to similar measures of other companies.

Segment Adjusted EBITDA

•
Segment adjusted EBITDA represents earnings or loss from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of computer software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, corporate related items and fair value adjustments, including those related to acquired deferred revenue.
•
The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
•
Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology-related services, commercial operations, marketing costs, and product and content development. Additionally, product costs are allocated when one segment sells products managed by another segment.

Thomson Reuters First Quarter Report 2025

Note 4: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over the contract term and its costs are generally incurred evenly throughout the year. However, at the segment level, revenues on a consecutive quarter basis can be impacted by seasonality, most notably in the Company’s Tax & Accounting Professionals business, where revenues tend to be concentrated in the first and fourth quarters.

Note 5: Operating Expenses

The components of operating expenses include the following:

	Three months ended March 31,
(millions of U.S. dollars)	2025	2024
Salaries, commissions and allowances	573	570
Share-based payments	28	19
Post-employment benefits	32	31
Total staff costs	633	620
Goods and services(1)	370	373
Content	78	71
Telecommunications	11	9
Facilities	9	10
Fair value adjustments(2)	7	(2)
Total operating expenses	1,108	1,081

(1)
Goods and services include technology-related expenses, professional fees, consulting, contractors, marketing and other general and administrative costs.
(2)
Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Note 6: Other Operating (Losses), Net

Other operating losses, net, were $3 million for the three months ended March 31, 2025. Other operating losses, net, were $41 million for the three months ended March 31, 2024 and included acquisition-related deal costs and costs related to a legal provision.

Note 7: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Three months ended March 31,
(millions of U.S. dollars)	2025	2024
Interest expense:
Debt	30	40
Other, net	6	2
Fair value losses on cash flow hedges, transfer from equity	1	27
Net foreign exchange gains on debt	(1)	(27)
Net interest expense - debt and other	36	42
Net interest expense - leases	3	3
Net interest expense - pension and other post-employment benefit plans	7	6
Interest income	(16)	(11)
Net interest expense	30	40

	Three months ended March 31,
(millions of U.S. dollars)	2025	2024
Net losses (gains) due to changes in foreign currency exchange rates	6	(26)
Other	4	4
Other finance costs (income)	10	(22)

Net losses (gains) due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Thomson Reuters First Quarter Report 2025

Note 8: Equity Method Investments

Equity method investments in the consolidated statement of financial position were $269 million as of March 31, 2025 and December 31, 2024. The Company’s share of post-tax losses in equity method investments as reported in the consolidated income statement were $6 million and $8 million for the three months ended March 31, 2025 and 2024, respectively.

In the three months ended March 31, 2024, the Company sold 10.1 million shares of LSEG that it indirectly owned through its direct investment in York Parent Limited and its subsidiaries (“YPL”), a material associate of the Company at that time. The Company received $1.2 billion of gross proceeds from the sale of LSEG shares, which included $57 million from the settlement of foreign exchange contracts (see Note 11). All the proceeds, including amounts related to the settlement of the foreign exchange contracts, were presented as investing activities in the consolidated statement of cash flow. In May 2024, the Company sold all of its remaining LSEG shares that it indirectly owned and from the date the remaining shares were sold, YPL was no longer a material associate of the Company.

The Company’s share of post-tax (losses) earnings in its YPL investment was comprised of the following items:

Three months ended March 31,
(millions of U.S. dollars)	2024
Decrease in LSEG share price	(49)
Foreign exchange losses on LSEG shares	(7)
Gain from call options	22
Historical excluded equity adjustment(1)	34
YPL - Share of post-tax losses in equity method investments	-

(1)
Represents income from the recognition of the remaining cumulative impact of equity transactions that were excluded from the Company’s investment in YPL.

Set forth below is summarized financial information for 100% of YPL for the three months ended March 31, 2024.

Three months ended March 31,
(millions of U.S. dollars)	2024
Mark-to-market of LSEG shares	(258)
Gain from call options	74
Net loss	(184)
Total comprehensive loss	(184)

Note 9: Taxation

Tax expense was $92 million and $67 million for the three months ended March 31, 2025 and 2024, respectively. In the three months ended March 31, 2024, tax expense included a $15 million benefit from the release of tax reserves due to the favorable resolution of a tax dispute.

Additionally, in January 2024, the Company began recording tax expense associated with the “Pillar Two model rules” as published by the Organization for Economic Cooperation and Development and enacted by key jurisdictions in which the Company operates. These rules are designed to ensure large multinational enterprises within the scope of the rules pay a minimum level of tax in each jurisdiction where they operate. In general, the “Pillar Two model rules” apply a system of top-up taxes to bring the enterprise’s effective tax rate in each jurisdiction to a minimum of 15%. The Company recorded $2 million in top-up tax expense in both the three months ended March 31, 2025 and 2024, respectively, which was attributable to its earnings in Switzerland.

Tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Tax expense or benefit in interim periods is not necessarily indicative of the tax benefit or expense for the full year because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year.

Note 10: Earnings Per Share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Thomson Reuters First Quarter Report 2025

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Three months ended March 31,
(millions of U.S. dollars)	2025	2024
Earnings attributable to common shareholders	434	481
Less: Dividends declared on preference shares	(1)	(1)
Earnings used in consolidated earnings per share	433	480
Less: Earnings from discontinued operations, net of tax	(9)	(14)
Earnings used in earnings per share from continuing operations	424	466

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended March 31,
	2025	2024
Weighted-average number of common shares outstanding	450,153,366	451,984,791
Weighted-average number of vested DSUs	136,518	141,538
Basic	450,289,884	452,126,329
Effect of stock options and TRSUs	539,466	700,734
Diluted	450,829,350	452,827,063

Note 11: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

March 31, 2025 (millions of U.S. dollars)	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	371	1,000	-	-	1,371
Trade and other receivables	1,055	-	-	-	1,055
Other financial assets - current	5	30	-	-	35
Other financial assets - non-current	10	343	99	-	452
Current indebtedness	(973)	-	-	-	(973)
Trade payables (see note 13)	(136)	-	-	-	(136)
Accruals (see note 13)	(628)	-	-	-	(628)
Other financial liabilities - current(1)	(73)	(17)	-	(25)	(115)
Long-term indebtedness	(1,840)	-	-	-	(1,840)
Other financial liabilities - non-current(2)	(190)	(25)	-	-	(215)
Total	(2,399)	1,331	99	(25)	(994)

December 31, 2024 (millions of U.S. dollars)	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	873	1,095	-	-	1,968
Trade and other receivables	1,087	-	-	-	1,087
Other financial assets - current	7	28	-	-	35
Other financial assets - non-current	11	332	99	-	442
Current indebtedness	(973)	-	-	-	(973)
Trade payables (see note 13)	(176)	-	-	-	(176)
Accruals (see note 13)	(799)	-	-	-	(799)
Other financial liabilities - current(1)	(75)	(17)	-	(21)	(113)
Long-term indebtedness	(1,847)	-	-	-	(1,847)
Other financial liabilities - non-current(2)	(198)	(34)	-	-	(232)
Total	(2,090)	1,404	99	(21)	(608)

(1)
Includes lease liabilities of $58 million (2024 - $58 million).
(2)
Includes lease liabilities of $190 million (2024 - $198 million).

Thomson Reuters First Quarter Report 2025

Cash and cash equivalents

Of total cash and cash equivalents, $133 million and $115 million as of March 31, 2025 and December 31, 2024, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Commercial paper program

The Company’s $2.0 billion commercial paper program provides cost-effective and flexible short-term funding. There was no commercial paper outstanding as of March 31, 2025 and December 31, 2024.

Credit facility

The Company has a $2.0 billion syndicated credit facility agreement which matures in November 2027 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). There were no outstanding borrowings under the credit facility as of March 31, 2025 and December 31, 2024. Based on the Company’s current credit ratings, the cost of borrowing under the facility is priced at the Term Secured Overnight Financing Rate (“SOFR”)/Euro Interbank Offered Rate (“EURiBOR”)/Simple Sterling Overnight Index Average (“SONIA”) plus 102.5 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.6 billion.

The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If the Company were to complete an acquisition with a purchase price of over $500 million, the Company may elect, subject to notification, to temporarily increase the ratio of net debt to EBITDA to 5.0:1 at the end of the quarter within which the transaction closed and for each of the three immediately following fiscal quarters. At the end of that period, the ratio would revert to 4.5:1. As of March 31, 2025, the Company complied with this covenant as its ratio of net debt to EBITDA, as calculated under the terms of its syndicated credit facility, was 0.5:1.

Foreign exchange contracts

The Company previously entered into foreign exchange contracts that were intended to reduce foreign currency risk related to a portion of its former indirect investment in LSEG, which was denominated in British pounds sterling. These instruments were not related to changes in the LSEG share price. In May 2024, the Company settled its remaining foreign exchange contracts in conjunction with the sale of its remaining shares in LSEG (see note 8).

In the three months ended March 31, 2024, the Company settled foreign exchange contracts with a notional amount of £0.9 billion ($1.2 billion) for net proceeds of $57 million in conjunction with the sale of 7.5 million LSEG shares.

Foreign exchange contracts are reported at fair value on the consolidated statement of financial position, with changes in their fair value recorded through the consolidated income statement. In the three months ended March 31, 2024, a gain of $1 million was reported within “Other finance (costs) income” in the consolidated income statement with respect to these foreign exchange contracts due to fluctuations in the U.S. dollar – British pounds sterling exchange rate. There were no foreign exchange contracts outstanding as of March 31, 2025 and December 31, 2024.

Fair Value

The fair values of cash and cash equivalents, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Current indebtedness” or “Long-term indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, current or non-current, in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and considering non-performance risk.

Thomson Reuters First Quarter Report 2025

Debt Exchange

In March 2025, the Company completed the debt exchange offers it announced in February 2025. The purpose of the exchange was to optimize the Company’s capital structure and align indebtedness to revenue generation. Holders of U.S. dollar denominated notes originally issued by Thomson Reuters Corporation (“TRC”), the “Old Notes”, were offered the option to receive notes issued by TR Finance LLC (“TR Finance”), an indirect 100% owned U.S. subsidiary of TRC, the “New Notes”. The results of the exchange were as follows:

Series of notes (millions of U.S. dollars)	Principal amount New Notes issued by TR Finance	Principal amount remaining Old Notes of TRC	Principal amount outstanding notes
3.35% Notes due 2026	441	59	500
5.85% Notes due 2040	453	47	500
4.50% Notes due 2043	84	35	119
5.65% Notes due 2043	337	13	350
5.50% Debentures due 2035	373	27	400
Total	1,688	181	1,869

The New Notes issued by TR Finance have the same interest rate, interest payment dates and maturity date as the applicable series of Old Notes. The New Notes are fully and unconditionally guaranteed as to payment of principal and interest by TRC as well as West Publishing Corporation, Thomson Reuters Applications Inc. and Thomson Reuters (Tax & Accounting) Inc., each of which is an indirect 100% owned U.S. subsidiary of TRC. The three U.S. subsidiary guarantors also guarantee the remaining Old Notes by TRC on the same basis that TRC and the three U.S. subsidiary guarantors guarantee the TR Finance notes.

The exchange was not a debt extinguishment. Accordingly, the transaction did not result in a derecognition of the existing indebtedness. For the three months ended March 31, 2025, the Company paid $4 million in solicitation fees to noteholders who participated in the exchange offers. This amount was included in “Other finance (costs) income” within the consolidated income statement. In addition, $7 million of transaction costs were reflected as a reduction in the carrying value of “Long-term indebtedness” within the consolidated statement of financial position. Cash payments for costs and fees of the exchange are reported in “Other financing activities” within the consolidated statement of cash flow.

The following is a summary of the Company's debt and related derivative instruments that hedge the cash flows of debt:

	Carrying Amount		Fair Value
March 31, 2025 (millions of U.S. dollars)	Primary Debt Instruments	Derivative Instruments	Primary Debt Instruments	Derivative Instruments
C$1,400 2.239% Notes due 2025	973	25	972	25
$500 3.35% Notes due 2026	498	-	493	-
$500 5.85% Notes due 2040	491	-	518	-
$119 4.50% Notes due 2043	115	-	95	-
$350 5.65% Notes due 2043	341	-	346	-
$400 5.50% Debentures due 2035	395	-	412	-
Total	2,813	25	2,836	25
Current portion	973	25
Long-term portion	1,840	-

	Carrying Amount		Fair Value
December 31, 2024 (millions of U.S. dollars)	Primary Debt Instruments	Derivative Instruments	Primary Debt Instruments	Derivative Instruments
C$1,400 2.239% Notes due 2025	973	21	968	21
$500 3.35% Notes due 2026	499	-	491	-
$500 5.85% Notes due 2040	493	-	507	-
$119 4.50% Notes due 2043(1)	116	-	94	-
$350 5.65% Notes due 2043	342	-	338	-
$400 5.50% Debentures due 2035	397	-	401	-
Total	2,820	21	2,799	21
Current portion	973	21
Long-term portion	1,847	-

(1)
Notes were partially redeemed in October 2018.

Thomson Reuters First Quarter Report 2025

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

•
Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
•
Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
•
Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

March 31, 2025 (millions of U.S. dollars)	Level 1	Level 2	Level 3	Total Balance
Assets
Money market accounts and other securities	-	1,000	-	1,000
Other receivables(1)	-	-	373	373
Financial assets at fair value through earnings	-	1,000	373	1,373
Financial assets at fair value through other comprehensive income(2)	1	-	98	99
Total assets	1	1,000	471	1,472

Liabilities
Derivatives used for hedging(3)	-	(25)	-	(25)
Contingent consideration(4)	-	-	(42)	(42)
Financial liabilities at fair value through earnings	-	(25)	(42)	(67)
Total liabilities	-	(25)	(42)	(67)

December 31, 2024 (millions of U.S. dollars)	Level 1	Level 2	Level 3	Total Balance
Assets
Money market accounts and other securities	-	1,095	-	1,095
Other receivables(1)	-	-	360	360
Financial assets at fair value through earnings	-	1,095	360	1,455
Financial assets at fair value through other comprehensive income(2)	1	-	98	99
Total assets	1	1,095	458	1,554

Liabilities
Derivatives used for hedging(3)	-	(21)	-	(21)
Contingent consideration(4)	-	-	(51)	(51)
Financial liabilities at fair value through earnings	-	(21)	(51)	(72)
Total liabilities	-	(21)	(51)	(72)

(1)
Receivables under an indemnification arrangement and contingent receivable (see below).
(2)
Investments in entities over which the Company does not have control, joint control or significant influence.
(3)
Comprised of fixed-to-fixed cross-currency swaps on indebtedness.
(4)
Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase, and to purchase shares from minority owners of a subsidiary.

Other receivables in level 3 of the fair value measurement hierarchy include amounts due from an indemnification arrangement and $89 million (2024 - $88 million) in contingent receivables from the sale of our FindLaw business in December 2024, the fair value of which is subject to the achievement of certain performance milestones through June 2026. The increase in the receivable between March 31, 2025 and December 31, 2024 is primarily due to fair value gains associated with the indemnification arrangement due to changes in interest rates associated with the indemnifying party’s credit profile and net foreign exchange gains, which are included within “Earnings from discontinued operations, net of tax”, in the consolidated income statement.

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the three months ended March 31, 2025.

Thomson Reuters First Quarter Report 2025

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•
The fair value of investments predominantly reflect pricing from equity funding rounds;
•
The fair value of cross-currency interest rate swaps are calculated as the present value of the estimated future cash flows based on observable yield curves;
•
The fair value of receivables due under indemnification arrangement considers estimated future cash flows, current market interest rates and non-performance risk;
•
The fair value of contingent receivables from the sale of FindLaw are based on a discounted cash flow analysis; and
•
The fair value of contingent consideration liability is calculated based on estimates of future revenue performance or the achievement of certain commercial milestones.

Note 12: Other Non-Current Assets

The components of other non-current assets include the following:

	March 31,	December 31,
(millions of U.S. dollars)	2025	2024
Cash surrender value of life insurance policies	370	370
Deferred commissions	93	98
Net defined benefit plan surpluses	43	40
Other non-current assets(1)	109	117
Total other non-current assets	615	625

(1)
Includes a tax receivable from HM Revenue & Customs (“HMRC”) of $92 million and $89 million as of March 31, 2025 and December 31, 2024, respectively (see note 18).

Note 13: Payables, Accruals and Provisions

The components of payables, accruals and provisions include the following:

	March 31,	December 31,
(millions of U.S. dollars)	2025	2024
Trade payables	136	176
Accruals	628	799
Provisions	66	63
Other current liabilities	48	53
Total payables, accruals and provisions	878	1,091

Note 14: Provisions and Other Non-Current Liabilities

The components of provisions and other non-current liabilities include the following:

	March 31,	December 31,
(millions of U.S. dollars)	2025	2024
Net defined benefit plan obligations	521	523
Deferred compensation and employee incentives	70	75
Provisions	66	62
Other non-current liabilities	8	15
Total provisions and other non-current liabilities	665	675

Thomson Reuters First Quarter Report 2025

Note 15: Capital

Share repurchases – Normal Course Issuer Bid (“NCIB”)

The Company buys back shares (and subsequently cancels them) from time to time as part of its capital strategy. Share repurchases are typically executed under a NCIB. On November 1, 2023, the Company announced that it planned to repurchase up to $1.0 billion of its common shares under a renewed NCIB, which was approved by the TSX and effective on November 1, 2023. Under the renewed NCIB, up to 10 million common shares were permitted to be repurchased between November 3, 2023 and November 2, 2024. In May 2024, the Company completed the $1.0 billion share repurchase plan.

There were no share repurchases for the three months ended March 31, 2025. The Company repurchased 2.3 million common shares totaling $352 million at an average price per share of $153.50 for the three months ended March 31, 2024.

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	2025	2024
Dividends declared per common share	$0.595	$0.54

Dividends declared	267	244
Dividends reinvested	(8)	(7)
Dividends paid	259	237

Note 16: Supplemental Cash Flow Information

Details of “Other” within the net cash provided by operating activities section in the consolidated statement of cash flow are as follows:

	Three months ended March 31,
(millions of U.S. dollars)	2025	2024
Non-cash employee benefit charges	41	34
Net losses (gains) on foreign exchange and derivative financial instruments	9	(23)
Fair value adjustments (see note 5)	7	(2)
Other	7	39
	64	48

Details of “Changes in working capital and other items” within the net cash provided by operating activities section in the consolidated statement of cash flow are as follows:

	Three months ended March 31,
(millions of U.S. dollars)	2025	2024
Trade and other receivables	52	101
Prepaid expenses and other current assets	17	3
Payables, accruals and provisions	(245)	(274)
Deferred revenue	(66)	(76)
Income taxes(1)	(35)	120
Other	(16)	(17)
	(293)	(143)

(1)
The three months ended March 31, 2024 includes current tax liabilities that were recorded on the sale of LSEG shares (see note 8), for which the tax payments are included in investing activities.

Thomson Reuters First Quarter Report 2025

Details of income taxes paid are as follows:

	Three months ended March 31,
(millions of U.S. dollars)	2025	2024
Operating activities - continuing operations	(108)	(97)
Investing activities - continuing operations	-	(16)
Total income taxes paid	(108)	(113)

Note 17: Acquisitions

Acquisitions include the purchase of a controlling or a non-controlling interest in a business. Acquisitions where control is acquired are integrated into existing operations of the Company to broaden its offerings to customers as well as its presence in global markets. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition.

In 2024, the Company acquired Pagero in stages, resulting in the presentation of the consideration in the investing and financing sections of the consolidated statement of cash flow. See “Pagero” section below for additional details.

Acquisition activity

The number of acquisitions completed, and the related consideration for the three months ended March 31, 2025 and 2024 were as follows:

	Three months ended March 31,
	2025		2024
(millions of U.S. dollars, except number of transactions)	Number of Transactions	Cash Consideration	Number of Transactions	Cash Consideration
Businesses acquired, net of cash	1	585	2	438
Investments in businesses	2	10	2	6
Deferred and contingent consideration payments		11		4
	3	606	4	448

The following provides a brief description of the most significant acquisitions completed in the three months ended March 31, 2025 and 2024:

Date	Company	Acquiring Segments	Description
January 2025	cPaperless, LLC ("SafeSend")	Tax & Accounting Professionals

A U.S. based cloud-native provider of technology for tax and accounting professionals. SafeSend automates the “last-mile” of the tax return, including assembly, review, taxpayer e-signature, and delivery.

January 2024	Pagero Group AB (publ) (“Pagero”)	Corporates	A global leader in e-invoicing and indirect tax solutions, which it delivers through its Smart Business Network.
January 2024	World Business Media Limited ("The Insurer")	Reuters News	A cross-platform, subscription-based provider of editorial coverage for the global P&C and specialty (re)insurance industry.

Thomson Reuters First Quarter Report 2025

The details of net assets acquired, including purchase price adjustments, were as follows:

Three months ended March 31,
(millions of U.S. dollars)	2025
SafeSend
Cash and cash equivalents	14
Trade receivables	11
Prepaid expenses and other current assets	2
Current assets	27
Property and equipment	1
Computer software	215
Other identifiable intangible assets	38
Other non-current assets	1
Total assets	282
Payables and accruals	(5)
Deferred revenue	(16)
Current liabilities	(21)
Other financial liabilities	(1)
Deferred tax	(53)
Total liabilities	(75)
Net assets acquired	207
Goodwill	392
Total	599
Businesses acquired, net of cash	585

	Three months ended March 31,
(millions of U.S. dollars)	2024
	Pagero	Other	Total
Cash and cash equivalents	10	2	12
Trade receivables	21	3	24
Prepaid expenses and other current assets	6	1	7
Current assets	37	6	43
Property and equipment	8	-	8
Computer software	255	-	255
Other identifiable intangible assets	30	18	48
Equity method investments	45	-	45
Other non-current assets	4	-	4
Total assets	379	24	403
Payables and accruals	(39)	(1)	(40)
Current taxes payable	(1)	(1)	(2)
Deferred revenue	(17)	(5)	(22)
Other financial liabilities	(2)	(6)	(8)
Current liabilities	(59)	(13)	(72)
Long-term indebtedness	(48)	-	(48)
Provisions and other non-current liabilities	(1)	-	(1)
Other financial liabilities	(14)	(11)	(25)
Deferred tax	(33)	(5)	(38)
Total liabilities	(155)	(29)	(184)
Net assets acquired	224	(5)	219
Goodwill	573	46	619
Total	797	41	838
Businesses acquired, net of cash	399	39	438
Non-controlling interests	388	-	388

The excess of the purchase price over the net assets acquired was recorded as goodwill and reflects synergies and the value of the acquired workforce. Relative to the acquisitions completed in the three months ended March 31, 2025 and 2024, the majority of goodwill is not expected to be deductible for tax purposes.

Thomson Reuters First Quarter Report 2025

Purchase price allocation

Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations. Purchase price allocations related to the Company's Pagero acquisition were completed as of December 31, 2024. Accordingly, the net assets acquired as of March 31, 2024 were revised to reflect the final purchase price adjustments, including computer software, other identifiable intangible assets, goodwill, equity method investments, cash and cash equivalents and other assets.

Pagero

In January 2024, the Company acquired a controlling interest in Pagero through a public tender offer. Subsequently, the Company purchased the remaining interests from the non-controlling shareholders to increase its ownership of Pagero to 100%.

The non-controlling interest was measured at fair value, based on the tender offer price of SEK 50 per share, on the date of acquisition and recorded as part of equity. After the date of acquisition, the non-controlling interest was adjusted for its proportionate share of changes in equity. After the Company gained control of Pagero, purchases of the remaining shares from the non-controlling interests reduced equity and were presented in financing activities within the consolidated statement of cash flow.

Other

The revenues and operating profit of acquired businesses were not material to the Company’s results of operations.

Note 18: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, privacy and data protection matters, defamation matters and intellectual property infringement matters. The outcome of all the matters against the Company is subject to future resolution, including uncertainties of litigation. Litigation outcomes are difficult to predict with certainty due to various factors, including but not limited to: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both trial and appellate levels; and the unpredictable nature of opposing parties. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, the Company performs an expected value calculation to determine its provisions. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Prior to December 31, 2023, the Company paid $430 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (“HMRC”), under the Diverted Profits Tax (“DPT”) regime that collectively related to the 2015, 2016, 2017 and 2018 taxation years of certain of its current and former U.K. affiliates. The Company does not believe these current and former U.K. affiliates fall within the scope of the DPT regime. Because the Company believes its position is supported by the weight of law, it intends to vigorously defend its position and will continue contesting these assessments through all available administrative and judicial remedies. As the assessments largely relate to businesses that the Company has sold, the majority are subject to indemnity arrangements under which the Company has been required to pay additional taxes to HMRC or the indemnity counterparty.

Thomson Reuters First Quarter Report 2025

The Company does not believe that the resolution of these matters will have a material adverse effect on its financial condition taken as a whole. Payments made by the Company are not a reflection of its view on the merits of the case. As the Company expects to receive refunds of substantially all of the amounts paid pursuant to these notices of assessment, it has recorded substantially all of these payments as non-current receivables from HMRC or the indemnity counterparty, in its financial statements.

Guarantees

The Company has an investment in 3 Times Square Associates LLC (“3XSQ Associates”), an entity jointly owned by a subsidiary of the Company and Rudin Times Square Associates LLC (“Rudin”), that owns and operates the 3 Times Square office building (“the building”) in New York, New York. In June 2022, 3XSQ Associates obtained a $415 million, 3-year term loan facility to refinance existing debt, fund the building’s redevelopment, and cover interest and operating costs during the redevelopment period. The building is pledged as loan collateral. Thomson Reuters and Rudin each guarantee 50% of (i) certain principal loan amounts and (ii) interest and operating costs. Thomson Reuters and Rudin also jointly and severally guarantee (i) completion of commenced works and (ii) lender losses arising from disallowed acts, environmental or otherwise. To minimize economic exposure to 50% for the joint and several obligations, Thomson Reuters and a parent entity of Rudin entered into a cross-indemnification arrangement. The Company believes the value of the building is expected to be sufficient to cover obligations that could arise from the guarantees. The guarantees do not impact the Company’s ability to borrow funds under its $2.0 billion syndicated credit facility or the related covenant calculation.

Note 19: Related Party Transactions

As of March 31, 2025, the Company’s principal shareholder, Woodbridge, (together with its affiliates), beneficially owned approximately 70% of the Company’s common shares.

Transactions with 3XSQ Associates

In the three months ended March 31, 2025, the Company contributed $5 million in cash pursuant to a capital call.

Except for the above transactions, there were no new significant related party transactions during the first three months of 2025. Refer to “Related party transactions” disclosed in note 32 of the Company’s consolidated financial statements for the year ended December 31, 2024, which are included in the Company’s 2024 annual report, for information regarding related party transactions.